FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated June 6, 2019, announcing issue of unsecured straight bonds.

2.	Press release, dated August 1, 2019, announcing issue of hybrid bonds (public subordinated bonds).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: August 7, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

News Release	June 6, 2019 Nippon Steel Corporation

Nippon Steel Corporation Issues Unsecured Straight Bonds

Nippon Steel Corporation announced today that it has determined the terms and conditions for the issue of its 1st, 2nd and 3rd Series of Unsecured Straight Bonds (with inter-bond pari passu clause) as outlined below.

Series name	Nippon Steel Corporation 1st Series Unsecured Straight Bonds	Nippon Steel Corporation 2nd Series Unsecured Straight Bonds	Nippon Steel Corporation 3rd Series Unsecured Straight Bonds

Total amount of issue	JPY 30 billion	JPY 30 billion	JPY 20 billion

Denomination of each bond	JPY 100 million

Issue price	100% of the principal amount

Redemption price	100% of the principal amount

Interest rate	0.140% per annum	0.240% per annum	0.279% per annum

Maturity date	June 20, 2024	June 19, 2026	June 20, 2029

Offering period	June 6, 2019

Payment date	June 14, 2019

Method of offering	Public offering in Japan

Method of redemption	(1) Bullet maturity (2) Retirement by purchase

Collateral	The bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the bonds.

Financial covenants	Negative pledge clauses (with inter-bond pari passu clause) attached

Interest payment dates	June 20 and December 20 of each year

For inquiries

Public Relations Center	Tel.: +81-3-6867-2135, 2146, 2977, 3419

Note: This press release has been prepared for the sole purpose of publicly announcing the issuance of the Nippon Steel Corporation’s 1st, 2nd and 3rd Unsecured Bonds, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. No securities issued by Nippon Steel Corporation will be publicly offered or sold in the United States in connection with Nippon Steel Corporation’s issuance of 1st, 2nd and 3rd Unsecured Bonds.

News Release	August 1, 2019 Nippon Steel Corporation

Notice Regarding Issue of Hybrid Bonds (Public Subordinated Bonds)

Nippon Steel Corporation (“Nippon Steel”) hereby announces that today it decided the public issue of up to 300 billion Japanese Yen aggregate principal amount of hybrid bonds (subordinated bonds) (the “Hybrid Bonds”). Nippon Steel filed with the head of the Kanto Local Finance Bureau a shelf registration statement and an amended shelf registration statement regarding this Hybrid Bonds issuance. The details are as follows:

1. Purpose and Background of the Hybrid Bond Issue

As one of the key initiatives under its 2020 Mid-term Management Plan, Nippon Steel aims at strengthening and expanding its global business. As a specific measure under this initiative, the company plans to jointly acquire Essar Steel India Limited (“Essar Steel”), an Indian integrated steelmaker, with ArcelorMittal. Nippon Steel has decided on the issue of the Hybrid Bonds as a funding method to finance the acquisition of Essar Steel and other growth investment projects based on the Mid-term Management Plan while maintaining its financial health.

2. Features of the Hybrid Bonds

The Hybrid Bonds will be containing features of both equity and liabilities. While their liability aspects will not cause dilution to stockholders, the Hybrid Bonds will have attributes and features resembling equity, such as an option to defer interest payments, extremely long-term redemption periods, and subordination in liquidation or bankruptcy proceedings. Accordingly, Nippon Steel expects that Rating and Investment Information, Inc., Japan Credit Rating Agency, Ltd., and S&P Global Rating Japan Inc. will deem 50% of the funds raised under the Hybrid Bonds as equity for the purposes of their ratings. For a summary of the expected terms and conditions of the Hybrid Bonds, please see the shelf registration statement and the amended shelf registration statement submitted today to the head of the Kanto Local Finance Bureau.

3. Schedule

Based on the comprehensive consideration of demand from investors, interest rate trends, and other factors, Nippon Steel plans to determine the terms and conditions of the Hybrid Bonds, including the issue amount, in or after September 2019, and will announce them as soon as the decision has been made.

Note: This press release has been prepared for the sole purpose of publicly announcing Nippon Steel Corporation’s issue of hybrid bonds (subordinated bonds), not for the purpose of soliciting investments or performing any similar act. This document does not constitute an offer to sell or the solicitation of an offer to purchase securities for sale in the United States. Nippon Steel Corporation has not registered and will not register the hybrid bonds under the U.S. Securities Act of 1933 (the “U.S. Securities Act”). No offer or sale of the hybrid bonds in the United States may be made absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. This document is concerned with Nippon Steel Corporation’s issue of hybrid bonds in Japan, and no securities will be offered or sold in the United States.

For inquiries

Public Relations Center Tel.: +81-3-6867-2135, 2146, 2977, 3419